CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN REDACTED BECAUSE IT IS BOTH NOT MATERIAL AND

WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

DISTRIBUTION AND SHAREHOLDER SERVICES AGREEMENT

Service Shares of Janus Aspen Series

(for Insurance Companies)

This Agreement is made as of October 7, 2005, by and between Janus Distributors LLC (the “Distributor”), a Delaware limited liability company, and Jefferson National Life Insurance Company (the “Company”), a Texas life insurance company.

Recitals

A. The Company has entered into a participation agreement dated February 1, 2001, as amended, with Janus Aspen Series (the “Trust”), an open-end investment company registered under the Investment Company Act of 1940 (the “1940 Act”) with respect to the purchase of a class of shares designated “Service Shares” of one or more series of the Trust (each a “Portfolio”) by certain separate accounts of the Company (“Accounts”).

B. The Distributor serves as the distributor to Service Shares.

C. The Company desires to provide certain distribution and shareholder services to owners (“Contract Owners”) of variable life insurance policies or variable annuity contracts (“Contracts”) in connection with their allocation of contract values in the Service Shares of the Portfolios and Distributor desires Company to provide such services, subject to the conditions of this Agreement.

D. Pursuant to Rule 12b-1 under the 1940 Act, the Service Shares of each Portfolio have adopted a Distribution and Shareholder Servicing Plan (the “12b-1 Plan”) which, among other things, authorizes the Distributor to enter into this Agreement with organizations such as Company and to compensate such organizations out of each Portfolio’s average daily net assets attributable to the Service Shares.

Agreement

1. Services of Company

(a) The Company shall provide any combination of the following support services, as agreed upon by the parties from time to time, to Contract Owners who allocate contract values to the Service Shares of the Portfolios: delivering prospectuses, statements of additional information, shareholder reports, proxy statements and marketing materials to prospective and existing Contract Owners; providing educational materials regarding the Service Shares; providing facilities to answer questions from prospective and existing Contract Owners about the Portfolios; receiving and answering correspondence; complying with federal and state securities laws pertaining to the sale of Service Shares; assisting Contract Owners in completing application forms and selecting account options; and providing Contract Owner record-keeping and similar administrative services.

(b) The Company will provide such office space and equipment, telephone facilities, and personnel as may be reasonably necessary or beneficial in order to provide such services to Contract Owners.

(c) The Company will furnish to the Distributor, the Trust or their designees such information as the Distributor may reasonably request, and will otherwise cooperate with the Distributor in the preparation of reports to the Trust’s Board of Trustees concerning this Agreement, as well as any other reports or filings that may be required by law.

2. Market Timing and Late Trading.

(a) Company acknowledges that Distributor has the right to refuse any purchase order for any reason, particularly if the Trust determines that a Fund would be unable to invest the money effectively in accordance with its investment policies or would otherwise be adversely affected due to the size of the transaction, frequency of trading by the account or other factors.

(b) Company certifies that it is following all relevant rules and regulations, as well as internal policies and procedures, regarding “forward pricing” and the handling of mutual fund orders on a timely basis. As evidence of its compliance, Company shall:

(i) permit Distributor or its agent to audit its operations, as well as any books and records preserved in connection with its provision of services under this Agreement;

(ii) provide Distributor with the results of a Statement on Auditing Standards No. 70 (SAS 70) review or similar report of independent auditors as soon as practicable following execution of this Agreement; or

(iii) provide annual certification to Distributor that it is following all relevant rules, regulations, and internal policies and procedures regarding “forward pricing” and the handling of mutual fund orders on a timely basis.

3. Indemnification. The Company shall indemnify Distributor, the Trust, and their affiliates, directors, trustees, employees and shareholders for any loss (including without limitation, litigation costs and expenses and attorneys’ and experts’ fees) directly resulting from Company’s negligent or willful act, omission or error, or Company’s breach of this Agreement. Such indemnification shall survive termination of the Agreement.

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4. Maintenance of Records. The Company shall maintain and preserve all records as required by law to be maintained and preserved in connection with providing the services herein. Upon the reasonable request of Distributor or the Trust, Company shall provide Distributor, the Trust or the representative of either, copies of all such records.

5. Fees. In consideration of Company’s performance of the services described in this Agreement, Distributor shall pay to the Company a monthly fee (“Distribution Fee”) calculated as follows: the average aggregate amount invested in each month in the Service Shares of each Portfolio by the Accounts is multiplied by a pro-rata fee factor. The pro-rata fee factor is calculated by: (a) dividing the per annum factor set forth on Exhibit A for the Service Shares of each Portfolio by the number of days in the applicable year, and (b) multiplying the result by the actual number of days in the applicable month. The average aggregate amount invested over a one-month period shall be computed by totaling the aggregate investment by the Accounts (share net asset value multiplied by total number of shares held) on each calendar day during the month and dividing by the total number of calendar days during such month.

Distributor will calculate the fee at the end of each month and will make such reimbursement to the Company. The reimbursement check will be accompanied by a statement showing the calculation of the monthly amounts payable by Distributor and such other supporting data as may be reasonably requested by the Company.

6. Representations, Warranties and Agreements. The Company represents, warrants, and covenants that:

(a) It and its employees and agents meet the requirements of applicable law, including but not limited to federal and state securities law and state insurance law, for the performance of services contemplated herein;

(b) It will not purchase Service Shares with Account assets derived from tax-qualified retirement plans except indirectly, through Contracts purchased in connection with such plans and the Distribution Fee does not include any payment to the Company that is prohibited under the Employee Retirement Income Securities Act of 1974 (“ERISA”) with respect to any assets of a Contract Owner invested in a Contract using the Portfolios as investment vehicles;

(c) If required by applicable law, the Company will disclose to each Contract Owner the existence of the Distribution Fee received by the Company pursuant to this Agreement in a form consistent with the requirements of applicable law.

(d) It is in compliance with all applicable anti-money laundering laws, rules and regulations including, but not limited to, the U.S.A. PATRIOT Act of 2001, P.L. 107-56.

7. Termination.

(a) Unless sooner terminated with respect to any Portfolio, this Agreement will continue with respect to a Portfolio only if the continuance of a form of this Agreement is specifically approved at least annually by the vote of a majority of the members of the Board of Trustees of the Trust who are not “interested persons” (as such term is defined in the 1940 Act) and who have no direct or indirect financial interest in the 12b-1 Plan relating to such Portfolio or any agreement relating to such 12b-1 Plan, including this Agreement, cast in person at a meeting called for the purpose of voting on such approval.

(b) This Agreement will automatically terminate with respect to a Portfolio in the event of its assignment (as such term is defined in the 1940 Act) with respect to such Portfolio. This Agreement may be terminated with respect to any Portfolio by the Distributor or by the Company, without penalty, upon 60 days’ prior written notice to the other party. This Agreement may also be terminated with respect to any Portfolio at any time without penalty by the vote of a majority of the members of the Board of Trustees of the Trust who are not “interested persons” (as such term is defined in the 1940 Act) and who have no direct or indirect financial interest in the 12b-1 Plan relating to such Portfolio or any agreement relating to such Plan, including this Agreement, or by a vote of a majority of the Service Shares of such Portfolio on 60 days’ written notice.

(c) In addition, either party may terminate this Agreement immediately if at any time it is determined by any federal or state regulatory authority that compensation to be paid under this Agreement is in violation of or inconsistent with any federal or state law.

8. Miscellaneous.

(a) No modification of any provision of this Agreement will be binding unless in writing and executed by the parties. No waiver of any provision of this Agreement will be binding unless in writing and executed by the party granting such waiver.

(b) This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns; provided, however that neither this Agreement nor any rights, privileges, duties, or obligations of the parties may be assigned by either party without the written consent of the other party or as expressly contemplated by this Agreement.

(c) This Agreement shall be governed by and interpreted in accordance with the laws of the State of Colorado, exclusive of conflicts of laws.

(d) This Agreement may be executed in several counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

JANUS DISTRIBUTORS LLC			JEFFERSON NATIONAL LIFE
INSURANCE COMPANY

By:	/s/ Bonnie M. Howe	By:	/s/ Craig A Hawley
Name:	Bonnie M. Howe	Title:	General Counsel & Secretary
Title:	Vice President

Exhibit A to Distribution and Shareholder Services Agreement

Name of Portfolio	Fee Factor*
All Portfolios of Janus Aspen Series	[**]%

(Service Shares)

*	Shall not exceed [**]%

AMENDMENT TO

DISTRIBUTION AND SHAREHOLDER SERVICES AGREEMENT

Service Shares of Janus Aspen Series

This Amendment (“Amendment”) to the Distribution and Shareholder Services Agreement (as defined below) is made as of January 1, 2015 between Janus Distributors LLC (“Distributor”), and Jefferson National Life Insurance Company and Jefferson National Life Insurance Company of New York (collectively, the “Company”).

BACKGROUND

A. Distributor and Jefferson National Life Insurance Company are parties to a Distribution and Shareholder Services Agreement dated October 7, 2005 (the “Agreement”).

B. The parties wish to add Jefferson National Life Insurance Company of New York as a party to the Agreement.

C. The parties wish to further amend the Agreement as set forth below.

AMENDMENT

For good and valuable consideration, the receipt of which is acknowledged, the parties agree as follows:

1. All references in the Agreement to “Company” shall now include both Jefferson National Life Insurance Company and Jefferson National Life Insurance Company of New York.

2. The following shall be added to the end of Section 6 of the Agreement:

“(d) The Company understands that pursuant to Section 15 of the Securities Exchange Act of 1934 (the “1934 Act”) and Financial Industry Regulatory Authority (“FINRA”) Rule 2420 the Distributor is generally prohibited from dealing with Securities and Exchange Commission (“SEC”) unregistered broker-dealers and FINRA non-members and assures that its dealings with the Distributor are in compliance with these regulations based on one of the following circumstances:

❑ A. The Company is registered with the SEC as a broker-dealer pursuant to the 1934 Act, is a member in good standing of FINRA, and is qualified to conduct business under the laws of any applicable state in which the Service Shares may be sold.

    B. The Company is not a broker or dealer, is not required to be registered with the SEC as a broker-dealer under the 1934 Act, is not required to be a FINRA member, and is not required to be registered as a broker-dealer under any state securities laws in order to enter into and perform the services, and receive the fees, set forth in this Agreement. The Company operates in compliance with the SEC and FINRA rules based upon an exclusion or exemption from registration in the form of the appropriate law, rule, regulation, interpretive release, interpretive letter, or “no-action” letter issued by the SEC as applicable to the specific fact situation.

The Company shall notify the Distributor immediately upon a change in the Company’s registration status.”

3. Section 7 of the Agreement shall be deleted and replaced with the following:

“(a)	This Agreement may be terminated with respect to any Portfolio by the Distributor or by the Company, without penalty, upon sixty (60) days’ prior written notice to the other party.

(b)

In addition, any party may terminate this Agreement immediately if at any time it is determined by any federal or state regulatory authority that any compensation or fees to be paid under this Agreement is in violation of or inconsistent with any federal or state law.”

4. The following shall be added to the end of Section 8(b) of the Agreement:

“In the event of an assignment to a third party in connection with the sale or disposition of one or more lines of the Company’s business, a change of control or acquisition of the Company (excluding an assignment, change of control or acquisition as a result of an internal reorganization), the Distributor retains the right to renegotiate the terms of this Agreement with the successor entity.”

5. The following shall be added to the end of the Agreement:

“8(e). Customer Information. The names, addresses and other information concerning Contract Owners are and shall remain the sole property of the Company. Neither the Distributor, its affiliates, nor its officers, directors, employees or agents, or any control person of the foregoing persons, shall use such names, addresses or other information for any purpose except in connection with the performance of the Distributor’s duties and responsibilities hereunder and except for shareholder servicing, sales support, and informational mailings relating to the Portfolios or as required by operation of law or pursuant to the order of a government agency. Notwithstanding the foregoing, this section shall not prohibit the Distributor or any of its affiliates from using for any purpose the names, addresses or other information concerning any of the Company’s Contract Owners if such names, addresses or other information are obtained in any manner other than from the Company pursuant to this Agreement. The provisions of this section shall survive termination of this Agreement.”

6. The Agreement, as supplemented by this Amendment, is ratified and confirmed.

7. The Amendment shall be effective as of the date of the Closing.

8. This Amendment may be executed in two or more counterparts which together shall constitute one instrument.

JANUS DISTRIBUTORS LLC		JEFFERSON NA NAL LIFE INSURANCE O PANY

By:	/s/ Russell P. Shipman	By:	/s/ Craig A. Hawley
Name:	Russell P. Shipman	Name:	Craig A. Hawley, General Counsel & Secretary
Title:	Senior Vice President

NATIONAL LIFE INSURANCE COMPANY OF NEW YORK

		By:	/s/ Craig A Hawley
		Name:	Craig A. Hawley, General Counsel & Secretary